UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, February 1st, 2007

PRESS RELEASE

Dalkia Acquires Hungary’s Largest Biomass Power Plant

On 1st February 2007, Dalkia’s Hungarian subsidiary Dalkia Energia acquired a 99.94% interest in PannonPower Holding Rt, which operates a biomass plant and a combined heat and power plant in the city of Pécs.

PannonPower Holding owns and operates a biomass-fired combined heat and power plant generating a total of 313 MWth of heat and 182 MWe of power. The biomass plant, which was built in 2004 and which is capable of generating 50 MWe of electricity, will be Dalkia’s largest wood-fired facility and one of the biggest in Central Europe. The CHP plant supplies the country’s second largest heating network and provides heat for 30,000 homes in the city. PannonPower owns a 49% stake in Petav, the district heating company that it manages in partnership with the city. The plant also provides steam to around twenty manufacturing companies.

PannonPower Holding Rt has 350 employees and reported €67 million in revenue in 2006. It is Hungary’s leading supplier of biomass-generated electricity

Located some 200 kilometres south of Budapest, Pécs has a population of 160,000. It is Hungary’s fifth largest city,covering 162 square kilometres,and is the economic and cultural centre of the southern Danube region.

     The acquisition enables Dalkia to leverage the experience of one of Europe’s largest producers of biomass power. Projected revenue over the length of the current operating licenses will amount to €600 million over nine years, excluding any development. “This acquisition is in line with Dalkia’s strategic commitment to developing operations that help to promote the use of renewable energies,” noted Dalkia Chairman Olivier Barbaroux. “It also provides an opportunity to expand in Hungary and neighbouring countries, such as Serbia and Croatia.”

A subsidiary of Veolia Environnement and Electricité de France (EDF), Dalkia is the leading European provider of energy services to local authorities and businesses. Since its creation, it has focused on energy and environmental optimisation. It meets customer expectations by delivering customised, end-to-end solutions to ensure comfortable living and efficient energy supply, including management of heating systems and energy and industrial fluid production facilities, energy plant engineering and maintenance services, technical services for commercial and industrial building operation, and global building management services. With more than 47,000 employees in 38 countries, Dalkia reported managed revenue of €6.1 billion in 2005.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 27 49

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2007
VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel